EXHIBIT 99.1

Cardiome Announces Workforce Reduction

VANCOUVER, British Columbia, July 9, 2012 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) today announced that the Company is undertaking a significant workforce reduction as a response to the recently announced termination of Merck's development efforts relating to the vernakalant oral program.

The workforce reduction eliminates all positions focused on internal research activities along with certain supporting functions. The reduction in personnel will decrease the total number of employees by approximately 85%. The company expects to incur up to $5.0 million in severance and other charges related to this restructuring over the remainder of the year.

"We very much regret that this decision of the Board will affect the individuals that have contributed over the past years to Cardiome." said Dr. William Hunter, interim CEO, "I want to express my appreciation to everyone for their hard work, passion and commitment. We believe this action was necessary to maximize shareholder value by effective management of Cardiome's cash resources and continued focus on our ongoing partnership with Merck on BRINAVESS IV."

The company had previously announced that one of Dr. Hunter's first tasks as interim CEO would be to review all current activities of the Company with the immediate objective of optimizing the spend rate. The announcement today reflects completion of this objective. By mid-August, Dr. Hunter and Mr. Rieder will provide the shareholders with a further progress report via press release and an analyst's conference call.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is dedicated to the development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT: For Further Information:
         Cardiome Investor Relations
         (604) 676-6993 or Toll Free: 1-800-330-9928
         Email: ir@cardiome.com